PowerNova Technologies Corporation

(A Development Stage Company)

Financial Statements

(Expressed in Canadian dollars)

(Unaudited – Prepared by Management)

31 August 2007

NOTICE TO READER:

PowerNova Technologies Corporation Financial Statements at 31 August 2007 have not been reviewed by our Auditors, James Stafford, Chartered Accountants

PowerNova Technologies Corporation

(A Development Stage Company)

Balance Sheets

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	As at 31 August 2007	As at 31 May 2007 (Audited)
	$	$

Assets

Current
Goods and Services Tax receivable	624	569

	624	569

Property, plant and equipment (Note 3)	907	966

	1,531	1,535

Liabilities

Current
Bank indebtedness	4	1
Accounts payable and accrued liabilities (Notes 4 and 10)	193,604	198,143
Due to related parties (Note 5)	171,139	748,304

	364,747	946,448
Shareholders’ deficiency
Capital stock (Note 7)
Authorized
50,000,000 of common shares without par value
Issued and outstanding
31 August 2007 – 40,965,175 common shares
31 May 2007 – 40,965,175 common shares	5,591,315	5,591,315
Contributed surplus (Note 7)	611,615	24,000
Warrants (Note 7)	68,175	68,175
Share subscriptions received in advance (Note 7)	46,670	46,670
Deficit, accumulated prior to the development stage	(4,446,180)	(4,446,180)
Deficit, accumulated during the development stage	(2,234,811)	(2,228,893)

	(363,216)	(944,913)

	1,531	1,535

Nature and Continuance of Operations (Note ) and Commitments (Note 11)

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Note 12)

On behalf of the Board:

Director

Director

Stuart Lew

Philip Webber

The accompanying notes are an integral part of these financial statements.

PowerNova Technologies Corporation

(A Development Stage Company)

Statements of Operations and Deficit

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Cumulative amounts from the date of inception on 6 October 1986 to 31 August 2007	For the three month period ended 31 August 2007	For the three month period ended 31 August 2006
	$	$	$

Expenses
General and administrative (Schedule 1)	2,244,898	7,033	17,497

Net loss before other items	(2,244,898)	(7,033)	(17,497)

Other items
Foreign exchange loss	(489)	-	-
Write-off of accounts payable (Notes 4 and 10)	160,200	1,115	-
Write-off of accounts receivable	(149,624)	-	-

Net loss for the year	(2,234,811)	(5,918)	(17,497)

Deficit, accumulated during the development stage, beginning of period	-	(2,228,893)	(2,187,840)

Deficit, accumulated during the development stage, end of period	(2,234,811)	(2,234,811)	(2,205,337)

Basic and diluted loss per share (Note 8)		(0.01)	(0.01)

Weighted average number of common shares outstanding (Note 8)		40,965,175	40,965,175

The accompanying notes are an integral part of these financial statements.

PowerNova Technologies Corporation

(A Development Stage Company)

Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Cumulative amounts from the date of inception on 6 October 1986 to 31 August 2007	For the three month period ended 31 August 2007	For the three month period ended 31 August 2006
	$	$	$

Cash flows from operating activities
Net loss for the year	(6,680,991)	(5,918)	(17,497)
Adjustments to reconcile loss to net cash used by operating activities
Amortization	38,330	59	-
Contributions to capital by related parties (Notes 6, 7 and 10)	611,615	587,615	-
Research and development	216,230	-	-
Write-off of accounts receivable	149,624	-	-
Write-off of accounts payable (Notes 4 and 10)	(160,200)	(1,115)	-
Changes in operating assets and liabilities
(Increase) in amounts receivable	(150,248)	(55)	-
Increase (decrease) in accounts payable	353,804	(3,424)	(3,248)
Increase (decrease) in due to related parties (Note 5)	171,139	(577,165)	20,500

	(5,450,697)	(3)	(245)

Cash flows used in investing activities
Increase in advances	(216,230)	-	-
Purchase of property, plant and equipment	(39,237)	-	-

	(255,467)	-	-

Cash flows from financing activities
Share subscriptions received in advance for cash	46,670	-	-
Issuance of common shares for cash	5,591,315	-	-
Share purchase warrants granted	68,175	-	-

	5,706,160	-	-

Increase (decrease) in cash and cash equivalents	(4)	(3)	(245)

Cash and cash equivalents, beginning of period	-	(1)	300

Cash and cash equivalents, end of period	(4)	(4)	55

Supplemental Disclosures with Respect to Cash Flows (Note 10)

The accompanying notes are an integral part of these financial statements.

PowerNova Technologies Corporation

(A Development Stage Company)

Statements of Changes in Shareholders’ Deficiency

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Number of shares issued	Share capital	Contributed surplus and share subscription received in advance	Share purchase warrants	Deficit accumulated prior to the development stage	Deficit accumulated during the development stage	Total Shareholders’ deficiency
		$	$	$	$	$	$

Balance at 31 May 1999	14,060,777	4,285,524	-	-	(4,593,630)	-	(308,106)
Shares issued for cash ($0.10 per share)	1,000,000	100,000	-	-	-	-	100,000
Shares issued for cash ($0.12 per share)	2,500,000	275,000	-	-	-	-	275,000
Stock options exercised ($0.10 per share)	451,000	45,100	-	-	-	-	45,100
Net income (loss) for the year	-	-	-	-	141,975	(67,815)	74,160

Balance at 31 May 2000	18,011,777	4,705,624	-	-	(4,451,655)	(67,815)	186,154
Share purchase warrants granted	-	-	-	477,000	-	-	477,000
Share purchase warrants exercised ($0.16 per share)	50,000	8,000	-	-	-	-	8,000
Net loss for the year	-	-	-	-	5,475	(596,006)	(590,531)

Balance at 31 May 2001	18,061,777	4,713,624		477,000	(4,446,180)	(663,821)	80,623
Cancellation of common shares	(417,500)	-	-	-	-	-	-
Share purchase warrants granted	-	-	-	113,600	-	-	113,600
Stock options exercised ($0.10 per share)	249,000	24,900	-	-	-	-	24,900
Share purchase warrants exercised ($0.10 per share)	1,000,000	100,000	-	-	-	-	100,000
Share purchase warrants exercised ($0.18 per share)	346,125	62,302	-	-	-	-	62,302
Net loss for the year	-	-	-	-	-	(358,654)	(358,654)

Balance at 31 May 2002	19,239,402	4,900,826	-	590,600	(4,446,180)	(1,022,475)	22,771
Share purchase warrants granted	-	-	-	59,829	-	-	59,829
Share purchase warrants granted	-	-	-	38,680	-	-	38,680
Net loss for the year	-	-	-	-	-	(263,588)	(263,588)

Balance at 31 May 2003	19,239,402	4,900,826	-	689,109	(4,446,180)	(1,286,063)	(142,308)
Share purchase warrants granted	-	-	-	10,980	-	-	10,980
Share subscription received in advance	-	-	45,360	-	-	-	45,360
Shares issued for intellectual property (Note 11)	20,000,000	-	-	-	-	-	-
Share purchase warrants exercised ($0.40 per share)	1,725,773	690,489	-	(690,489)	-	-	-
Net loss for the year	-	-	-	-	-	(469,395)	(469,395)

Balance at 31 May 2004	40,965,175	5,591,315	45,360	9,600	(4,446,180)	(1,755,458)	(555,363)
Share purchase warrants granted (Note )	-	-	-	57,334	-	-	57,334
Share subscription received in advance (Note 7)	-	-	1,310	-	-	-	1,310
Net loss for the year	-	-	-	-	-	(221,534)	(221,534)

Balance at 31 May 2005	40,965,175	5,591,315	46,670	66,934	(4,446,180)	(1,976,992)	(718,253)
Share purchase warrants granted (Note 7)	-	-	-	1,241	-	-	1,241
Share subscription received in advance (Note 7)	-	-	-	-	-	-	-
Net loss for the year	-	-	-	-	-	(210,848)	(210,848)

Balance at 31 May 2006	40,965,175	5,591,315	46,670	68,175	(4,446,180)	(2,187,840)	(927,860)
Contributed services by related party (Notes 6, 7 and 10)	-	-	24,000	-	-	-	24,000
Net loss for the year	-	-	-	-	-	(41,053)	(41,053)

Balance at 31 May 2007	40,965,175	5,591,315	70,670	68,175	(4,446,180)	(2,228,893)	(944,913)
Contributed services by related party (Notes 6, 7 and 10)	-	-	587,615	-	-	-	587,615
Net income for the period	-	-	-	-	-	(5,918)	(5,918)

Balance at 31 August 2007	40,965,175	5,591,315	658,285	68,175	(4,446,180)	(2,234,811)	(363,216)

PowerNova Technologies Corporation

(A Development Stage Company)

Schedule 1 – General and Administrative Expenses

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Cumulative amounts from the date of inception on 6 October 1986 to 31 August 2007	For the three month period ended 31 August 2007	For the three month period ended 31 August 2006
	$	$	$

Advertising and promotion	10,766	-	-
Amortization	38,330	59	-
Bank charges and interest	4,264	10	122
Consulting fees	21,514	-	-
Consulting fees (Note 6)	1,212,210	-	-
Filing and transfer agent fees	67,684	-	-
Legal and accounting fees	275,413	900	250
Management fees (Notes 6, 7 and 10)	22,500	4,500	-
Office and administration	38,735	-	-
Rent (Notes 6, 7 and 10)	101,587	1,500	-
Research and development	216,230	-	-
Salaries and benefits	195,747	-	17,000
Telephone	29,079	64	125
Travel and automobile	10,839	-	-

	2,244,898	7,033	17,497

The accompanying notes are an integral part of these financial statements.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management

31 August 2007

1.

Nature and Continuance of Operations

PowerNova Technologies Corporation (the “Company”) was incorporated on 6 October 1986 in British Columbia, Canada.  The Company’s shares were listed on the TSX Venture Exchange and the Company was suspended from trading on 20 June 2003.

The Company is in the development stage and commenced its current development stage during the year ended 31 May 2000.  The Company is in the business of acquiring and developing hydrogen production technology.

The Company’s financial statements as at 31 August 2007 and for the period then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  The Company has a loss of $5,918 for the three month ended 31 August 2007 (31 August 2006 – loss of $17,497) and has working capital deficiency of $364,123 at 31 August 2007 (31 May 2007 – $945,879).

Management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital.  Management believes that the Company’s capital resources should be adequate to continue operating and maintaining its business strategy during the fiscal year ended 31 May 2008.  However, if the Company is unable to raise additional capital in the near future, due to the Company’s liquidity problems management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favorable terms and/or pursue other remedial measures.  These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.

Significant Accounting Policies

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These policies conform, in all material respects, with accounting principles generally accepted in the United States of America (“United States GAAP”), except as described in Note 12.  Outlined below are those policies considered particularly significant.

Basis of presentation

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles applicable to development stage enterprises, and are expressed in Canadian dollars.  The Company’s fiscal year end is 31 May.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management

31 August 2007

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Property, plant and equipment

Property, plant and equipment are recorded at cost and are amortized using the declining balance method at the following annual rate, with half the rate being applied in the year of acquisition:

Computer equipment	30%	declining balance
Equipment	20%	declining balance

Financial instruments

The carrying value of cash, accounts payable and accrued liabilities, and due to related parties approximates their fair value because of the short maturity of these instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

Derivative financial instruments

The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Income taxes

Future income tax assets and liabilities are determined based on temporary differences between the accounting and the tax bases of the assets and liabilities and for loss carry forwards, and are measured using the tax rates expected to apply when these differences reverse.  A valuation allowance is recorded against any future income tax asset if it is not more likely than not that the asset will be realized.  As at 31 August 2007, the Company’s net future income tax assets are fully offset by a valuation allowance.

Loss per share

Basic loss per share is calculated based on the weighted average number of shares outstanding during the period.  The treasury stock method is used for determining the dilutive effect of options and warrants issued in calculating diluted earnings per share.  Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon the exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year.  For the years presented, this calculation proved to be anti-dilutive.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management

31 August 2007

Foreign currency translation

The Company’s functional and reporting currency is in Canadian dollar.  Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date.  Non-monetary assets and liabilities are translated into Canadian dollars at their applicable historical rates.  Revenues and expenses are translated at rates prevailing at the date of the transaction except for amortization, which is translated at historical rates.  Exchange gains and losses from the translation of foreign currencies are recognized in the period in which they occur.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reporting period.  Actual results could differ from these estimates.

Comparative figures

Certain comparative figures have been adjusted to conform to the current period’s presentation.

3.

Property, Plant and Equipment

		Accumulated	Net book value
	Cost	amortization	31 August 2007	31 May 2007 (Audited)
	$	$	$	$

Computer equipment	5,366	(4,977)	389	420
Equipment	2,548	(2,030)	518	546

	7,914	(7,007)	907	966

During the three month period ended 31 August 2007, total additions to property, plant and equipment were $Nil (31 May 2007 - $Nil).

4.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are non-interest bearing, unsecured and have settlement dates within one year.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management

31 August 2007

During the three month period ended 31 August 2007, the Company wrote off certain account payable balances of $1,115 (31 May 2007 - $7,756, 30 August 2006 - $Nil) related primarily to its prior business that had remained unpaid for several years without any claims being made by these creditors against the Company.

Management does not consider that these amounts are payable although there is no assurance that formal claim will not be made against the Company for some or all of these balances in the future (Note 10).

5.

Due to Related Parties

Amounts due to related parties are non-interest bearing, unsecured and have no fixed terms of repayment.

As at 31 August 2007, the amounts due to related parties include $171,139 (31 May 2007 - $748,304, 31 August 2006 - $754,744) due to shareholders of the Company and/or officers-directors of the Company.

During the three month period ended 31 August 2007, shareholders and/or director-officers of the Company made contributions to capital by agreeing to forgive a balance owed to them by the Company at 31 May 2007 of $581,615 (Notes 6, 7 and 10).

6.

Related Parties Transactions

During the three month period ended 31 August 2007, the Company entered into the following transactions with related parties:

i.

Paid or accrued consulting fees of $Nil (31 May 2007 - $Nil, 31 August 2006 - $Nil) to a director of the Company.

ii.

Paid or accrued consulting fees of $Nil (31 May 2007 - $Nil, 31 August 2006 - $17,000) to a director of the Company.

iii.

Paid or accrued consulting fees of $Nil (31 May 2007 - $Nil, 31 August 2006 - $Nil) to a director of the Company.

The amounts charged to the Company for the services provided have been determined by negotiation among the Company and the related parties, and in certain cases, are covered by signed agreements.  It is the position of the management of the Company that these transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

During the three month period ended 31 August 2007, officers and directors of the Company made contributions to capital for management fees in the amount of $4,500 (31 May 2007 - $18,000, 31 August 2006 - $Nil) and rent in the amount of $1,500 (31 May 2007 - $6,000, 31 August 2006 - $Nil) (Notes 7 and 10).

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management

31 August 2007

During the three month period ended 31 August 2007, shareholders and/or director-officers of the Company made contributions to capital by agreeing to forgive a balance owed to them by the Company at 31 May 2007 of $581,615 (Notes 5, 7 and 10).

7.

Capital Stock

i.

Authorized

The total authorized capital is 50,000,000 common shares without par value.

ii.

Issued and outstanding

The total issued and outstanding capital stock is 40,965,175 common shares without par value.

iii.

Share subscriptions received in advance

As at 31 August 2007, the Company had received $46,670 related to the exercise of 259,276 share purchase warrants for which the Company had not issued the corresponding 259,276 common shares at 31 August 2007 (31 May 2007 and 31 August 2006 - $46,670 related to the exercise of 259,276 share purchase warrants for which the Company had not issued the corresponding 259,276 common shares at 31 May 2007 and 31 August 2006 respectively) (Notes 7.v, 8 and 11).

iv.

Stock options

There are no stock options issued and outstanding as at 31 August 2007.

v.

Share purchase warrants

The following share purchase warrants were outstanding at 31 August 2007:

	Exercise price	Number of warrants	Expiry Date
	$

Warrants	1.00	1,725,773	9 October 2010
Warrants	0.18	2,190,724	9 October 2010
Warrants	1.00	170,335	15 August 2010

		4,086,832

The 1,725,773 share purchase warrants expiring on 9 October 2010 can be converted into one common share of the Company at $1.00 per share.  The 2,190,724 share purchase warrants expiring on 9 October 2010 can be converted into one common share of the Company at $0.18 per share. During the year ended 31 May 2007, the Company amended the expiry dates of these share purchase warrants to 9 October 2010 from 9 October 2006 respectively.

The 170,335 share purchase warrants expiring on 15 August 2010 can be converted into one common share of the Company and one share purchase warrant which entitles the holder to acquire an additional common share of the Company at a price of $1.00 per common share.  During the year ended 31 May 2007, the Company amended the expiry date of these share purchase warrants outstanding to 15 August 2010 from 15 August 2007.

The 1,725,773 and 2,190,724 share purchase warrants outstanding at 31 August 2007 excludes share purchase warrants which were exercised prior to 31 August 2007 but the corresponding common shares were not issued by the Company at 31 August 2007.  The funds received by the Company related to the exercise of these 259,276 share purchase warrants have been recorded as share subscriptions received in advance (Note 7.iii).

A summary of outstanding share purchase warrants is as follows:

	Number of share purchase warrants	Weighted average exercise price
		$

Outstanding and exercisable at 31 May 2004	3,947,775	0.54

Granted	143,335	1.00
Exercised, but related common shares not issued at 31 May 2005	(7,278)	0.18
Expired	-	-

Outstanding and exercisable at 31 May 2005	4,083,832	0.56

Granted	3,000	1.00
Exercised	-	-
Expired	-	-

Outstanding and exercisable at 31 May 2006	4,086,832	0.56

Granted	-	-
Exercised	-	-
Expired	-	-

Outstanding and exercisable at 31 May 2007	4,086,832	0.56

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management

31 August 2007

	Number of share purchase warrants	Weighted average exercise price
		$

Outstanding and exercisable at 31 May 2007	4,086,832	0.56

Granted	-	-
Exercised	-	-
Expired	-	-

Outstanding and exercisable at 31 August 2007	4,086,832	0.56

During the three month period ended 31 August 2007, the Company granted a total of Nil share purchase warrants for cash proceeds of $Nil (31 May 2007, the Company granted Nil share purchase warrants for cash proceeds of $Nil, 31 May 2006, the Company granted 3,000 share purchase warrants for total cash proceeds of $1,241, 31 May 2005, the Company granted a total of 143,335 share purchase warrants for total cash proceeds of $57,334).

vi.

During the three month period ended 31 August 2007, officers and directors of the Company made contributions to capital for management fees in the amount of $4,500 (31 May 2007 - $18,000, 31 August 2006 - $Nil) and rent in the amount of $1,500 (31 May 2007 - $6,000, 31 August 2006 - $Nil) (Notes 6 and 10).

vii.

During the three month period ended 31 August 2007, shareholders and/or director-officers of the Company made contributions to capital by agreeing to forgive a balance owed to them by the Company at 31 May 2007 of $581,615 (Notes 5, 6 and 10).

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management

31 August 2007

8.

Earning (Loss) Per Share

	For the three month period ended 31 August 2006
	Loss (Numerator)	Shares (Denominator)	Per Share Amount

Net loss for the period	(17,497)

Basic Loss per share
Loss allocated to common shareholders	(17,497)	40,965,175	(0.01)

Effect of Dilutive Securities
Warrants	-	-

Diluted Loss per share
Loss allocated to common shareholders with assumed conversions	(17,497)	40,965,175	(0.01)

	For the year ended 31 May 2007
	Loss (Numerator)	Shares (Denominator)	Per Share Amount

Net loss for the year	(41,053)

Basic Loss per share
Loss allocated to common shareholders	(41,053)	40,965,175	(0.01)

Effect of Dilutive Securities
Warrants	-	-

Diluted Loss per share
Loss allocated to common shareholders with assumed conversions	(41,053)	40,965,175	(0.01)

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management

31 August 2007

	For the three month period ended 31 August 2007
	Loss (Numerator)	Shares (Denominator)	Per Share Amount

Net loss for the period	(5,918)

Basic earning per share
Loss allocated to common shareholders	(5,918)	40,965,175	(0.01)

Effect of Dilutive Securities
Warrants	-	4,516,443

Diluted loss per share
Loss allocated to common shareholders with assumed conversions	(5,918)	45,481,618	(0.01)

Share purchase warrants which were exercised by the share purchase warrant holders but the related common shares were not issued at 31 May 2007 and 31 August 2006 have not been included in the computation of diluted loss per share because, due to the loss position of the Company, the effect of issuing these common shares would be antidilutive (Note 7.iii)

All share purchase warrants outstanding at 31 May 2007 were not included in the computation of diluted loss per share for the year ended 31 May 2007 and three month period ended 31 August 2006 because, due to the loss position of the Company, the effect of exercising of all the share purchase warrants would be antidilutive (Note 7.v).

9.

Income Taxes

Provision for income taxes

The provision for (recovery of) income taxes differs from the amount that would have resulted by applying Canadian federal and provincial statutory tax rates of 32.49% (31 May 2007 – 32.49%, 30 November 2006 – 32.49%).

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management

31 August 2007

	For the three month period ended 31 August 2007	For the year ended 31 May 2007	For the three month period ended 31 August 2006
	$	$	$

Net loss before income taxes	(5,918)	(41,053)	(17,497)

Income tax recovery at statutory rates	1,923	13,338	5,685
Adjustments to benefits resulting from:
Amortization	(19)	(103)	-
Contributed services by related parties	(1,949)	(7,798)	-
(Unrecognized) benefits of non-capital losses	(45)	(5,437)	(5,685)

Future income tax recovery	-	-	-

Future tax balances

The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

	As at 31 August 2007	As at 31 May 2007	As at 31 August 2006
	$	$	$

Future tax assets:
Non-capital loss carryforwards	394,764	534,493	534,173
Plant, property and equipment	833	1,070	2,154

	395,597	535,563	536,327

Less: valuation allowance	(395,597)	(535,563)	(536,327)

Actual income taxes	-	-	-

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management

31 August 2007

As at 31 August 2007, the Company had available for deduction against future taxable income, non-capital losses of approximately $1,215,032.  The potential income tax benefit of these losses has been offset by a full valuation allowance.  The losses expire as follows:

Year	Amount
$

2009	257,220
2010	256,309
2011	249,879
2012	220,954
2013	212,540
2014	18,271
2015	(141)

10.

Supplemental Disclosures with Respect to Cash Flows

	Cumulative amounts from the date of Inception on 6 October 1986 to 31 August 2007	For the three month period ended 31 August 2007	For the year ended 31 May 2007	For the three month period ended 31 August 2006
	$	$	$	$

Cash paid during the period for interest	-	-	-	-
Cash paid during the period for income taxes	-	-	-	-

During the three month period ended 31 August 2007, the Company wrote off certain accounts payable balances in the amount of $1,115 (31 May 2007 - $7,756, 31 August 2006 - $Nil) related primarily to its prior business that had remained unpaid for several years without any claims being made by these creditors against the Company (Note 4).

During the three month period ended 31 August 2007, officers and directors of the Company made contributions to capital for management fees in the amount of $4,500 (31 May 2007 - $18,000, 31 August 2006 - $Nil) and rent in the amount of $1,500 (31 May 2007 - $6,000, 31 August 2006 - $Nil) (Notes 6 and 7).

During the three month period ended 31 August 2007, shareholders and/or director-officers of the Company made contributions to capital by agreeing to forgive a balance owed to them by the Company at 31 May 2007 of $581,615 (Notes 5, 6 and 7).

11.

Commitments

Pursuant to an agreement effective June 2003 and amending agreements to March 2005, the Company acquired the patents pending and exclusive rights to the title of the Alkane and Alkane Group Dehydrogenation with Organometallic Catalysts from two individuals who became directors of the Company.  As consideration the Company issued 20,000,000 common shares and reserved for issuance to these two directors an aggregate of 9,000,000 common shares upon the Company achieving revenues of US$10,000,000 as direct result of the commercialization of the technology rights.

The Company is committed to issuing 259,276 common shares of the Company related to share subscriptions received in advance of $46,670 (Note 7).

During the year ended 31 May 2004, the Company entered into a contract for management services with three directors and officer of the Company requiring a payment of $188,000 per year up to the fiscal year ended 31 May 2006.

12.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with Canadian GAAP.  Except as set out below, these financial statements also comply, in all material respects, with United States GAAP.

Statement of cash flow difference

i.

Comprehensive income

SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses).  SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the financial statements for the Company.  There are no differences between net income (loss) and comprehensive income (loss) for each of the three month period ended 31 August 2007, year ended 31 May 2007 and three month period ended 31 August 2006.

ii.

Accounting for impairment of long-lived assets and for long-lived assets to be disposed of

For United States reporting purposes, the Company has adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.  In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future and undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized.  Application of SFAS No. 144 would not have a material effect on these financial statements.

iii.

Income taxes

Under United States GAAP, deferred income tax assets and liabilities are revalued for all enacted changes in tax rates.  Under Canadian GAAP, deferred income tax assets and liabilities are revalued for all enacted or substantially enacted changes in tax rates.  The difference between Canadian GAAP and United States GAAP would have not had a material effect on these financial statements.

iv.

Recent pronouncements

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140”, to simplify and make more consistent the accounting for certain financial instruments.  SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis.  SFAS No. 155 amends SFAS No. 140, “Accounting for the Impairment or Disposal of Long-Lived Assets”, to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.  SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 14, 2006, with earlier application allowed.  This standard is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”.  This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140.  The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs.  SFAS No. 156 is effective for an entity’s first fiscal year beginning after September 15, 2006.  This adoption of this statement is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures”.  This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements.  SFAS No. 157 does not require any new fair value measurements.  However, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which for the Company would be the first fiscal year beginning January 1, 2008.  The Company is currently evaluating the impact of SFAS No. 157 but does not expect that it will have a material impact on its financial statements.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management

31 August 2007

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.”  This Statement requires an employer to recognize the over funded or under funded status of a defined benefit post retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.  SFAS No. 158 is effective for fiscal years ending after December 15, 2006.  The Company does not expect that the implementation of SFAS No. 158 will have any material impact on its financial position and results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.”  SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatement in current year financial statements.  SAB No. 108 requires companies to quantify misstatement using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors.  SAB No. 108 is effective for periods ending after November 15, 2006.  The Company is currently evaluating the impact of adopting SAB No. 108 but does not expect that it will have a material effect on its financial statements.

In February 2007, the FASB issued SFAS No. 159, “Fair Value Option for Financial Assets and Financial Liabilities”.  This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value.  Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings.  SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.  The Company is currently assessing the impact of SFAS No. 159 on its financial position and results of operations.